Exhibit 99.1

GFL Environmental Inc. Announces Results from Annual Meeting of Shareholders

VAUGHAN, ON, May 18, 2022 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) announced the voting results from its annual meeting of shareholders held today virtually via live audio webcast.

Shareholders of the Company voted in favour of all items of business, including the election of each of the director nominees as follows:

Nominee		Votes For	Votes Withheld
(a)	Patrick Dovigi	446,989,759 (99.25%)	3,358,659 (0.75%)
(b)	Dino Chiesa	432,982,498 (96.14%)	17,365,920 (3.86%)
(c)	Violet Konkle	449,477,893 (99.81%)	870,525 (0.19%)
(d)	Jessica McDonald	449,936,279 (99.91%)	412,139 (0.09%)
(e)	Arun Nayar	430,105,984 (95.51%)	20,242,434 (4.49%)
(f)	Paolo Notarnicola	410,111,244 (91.07%)	40,237,174 (8.93%)
(g)	Ven Poole	448,777,242 (99.65%)	1,571,176 (0.35%)
(h)	Blake Sumler	449,705,778 (99.86%)	642,641 (0.14%)
(i)	Raymond Svider	445,396,084 (98.90%)	4,952,334 (1.10%)

Final voting results on all matters voted on at the meeting will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities across Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 18,000 employees.

For more information:
Patrick Dovigi
+1 905 326-0101
pdovigi@gflenv.com